David P. Oelman doelman@velaw.com

Tel 713.758.3708 Fax 713.615.5861

February 10, 2006

Via EDGAR and FACSIMILE

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Mail Stop 7010

Attention: Carmen Moncada-Terry

Re:	Alliance Holdings GP, L.P.

Registration Statement on Form S-1

File No. 333-129883

Ladies and Gentlemen:

Alliance Holdings GP, L.P. (the “Partnership”) is filing today, via EDGAR, Amendment No. 2 (“Amendment No. 2”) to the above referenced registration statement on Form S-1 (the “Registration Statement”).

Set forth below are the Partnership’s responses to the comments and requests for additional information contained in the letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated January 30, 2006. For your convenience, the exact text of the comments provided by the Staff have been included in bold face type preceding each response in the order presented in the comment letter. Each response below has been prepared and is being provided by the Partnership, which has authorized us to respond to the Staff’s comments on its behalf. Unless the context otherwise requires, all references to page numbers in the responses to the Staff’s comments correspond to the pages in Amendment No. 2 that the Partnership is filing today via EDGAR.

Risk Factors, page 22

ARLP’s general partner, with our consent, may limit or modify . . . , page 25

Securities and Exchange Commission February 10, 2006 Page 2

1.	We note your revisions to the text of this risk factor. Please further revise to clarify what you mean by “a potential acquisition might not be accretive to ARLP’s unitholders” and explain whether and how that fact impacts your ability to make distributions to the registrant’s security holders.

Response: The Registration Statement has been revised to clarify what the Partnership means by “a potential acquisition might not be accretive to ARLP’s unitholders” and to explain how that impacts the Partnership’s ability to make distributions to its unitholders. Please see page 25.

The sale or exchange of 50% or more of our capital profits interests . . . , page 48

2.	We note that ARLP might lose its partnership status if 50% or more of the total interest in it is sold or exchanged within a year. Please expand your disclosure to state that upon the completion of the offering, the registrant will acquire a 42% interest in ARLP and discuss the risks associated with such acquisition, in light of the potential loss of ARLP’s status as a partnership for federal income tax purposes.

Response: The Registration Statement has been revised as requested. Please see pages 47 and 49.

Analysis of Historical Results of Operations, page 76

3.	We note your response to comment 27 and reissue it in part. Whenever you refer to two or more factors causing a material change, ensure that you quantify each factor. For instance, you have not quantified the factors causing material changes with respect to “Other sales and operation revenues” on page 77 and “Transportation revenues and expenses” on page 78.

Response: The Registration Statement has been revised as requested. Please see pages 77 through 82.

Certain Relationships and Related Party Transactions, page 136

4.	We note you response to comment 33 and reissue it in part. Revise to discuss whether the terms of the contribution agreement were equivalent to terms agreed upon in similar non-affiliated transactions. If so, state what steps you took to ensure this.

Securities and Exchange Commission February 10, 2006 Page 3

Response: The Registration Statement has been revised to provide that the terms of the Contribution Agreement were determined by the management investors and were not the result of arm’s-length negotiations and to reflect that the consideration to be received by the management investors will vary depending on the actual initial public offering price. Please see pages 5, 136 and 137.

Engineering Comments

General

5.	We have reviewed the information you supplied about your Elk Creek and Tunnel Ridge coal reserves. We note that your consultant recommends in their reserve audit report that you consider including non-contiguous controlled properties in your unassigned reserves. As we have noted in previous comments, reserves need to be economically viable at the time of the reserve estimate. They should not include small, detached patches of ground that can not be mined economically, unless additional coal rights are acquired that allow the property to be mined as an entity, or connected to a larger commercially viable property. Please let us know what approach you used in estimating your reserves, as it relates to non-contiguous properties.

Response: Pursuant to ARLP’s correspondence with the Commission in 2002, the Partnership is aware that non-contiguous controlled properties are not considered reserves, and such properties have not been included as reserves in ARLP’s filings with the Commission. ARLP has informed its consultant of the Commission’s views and has provided the consultant with the Commission’s correspondence. Contrary to the consultant’s recommendation, the reserves shown in ARLP’s audit and those provided by ARLP and the Partnership in the Registration Statement represent only contiguous, economically viable, controlled reserves as defined by the Commission’s Industry Guide No. 7.

Securities and Exchange Commission February 10, 2006 Page 4

Once the Partnership’s financial statements for the year ended December 31, 2005 are complete, the Partnership intends to revise the Registration Statement to include such financial statements as required by Rule 3-12 of Regulation S-X.

Please direct any questions that you have with respect to the foregoing or with respect to Amendment No. 2 to David P. Oelman at (713) 758-3708.

Very truly yours,

/s/ David P. Oelman